UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 5 July, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
4 JULY, 2005

NOVOGEN INVESTIGATIONAL DRUG FOR INFLAMMATORY BOWEL DISEASE ENTERS PHASE I CLINICAL TRIAL

A new drug for the management of inflammatory bowel disease is to enter the first stage of human clinical testing in a Phase I study to commence at the Gold Coast Hospital in Queensland, under the direction of clinical pharmacologist, Professor Laurie Howes, Professor of Pharmacology and Therapeutics at Griffith University and a Professor of Medicine at Bond University.

The drug, code named NV-52, is an anti-inflammatory compound developed by Australian pharmaceutical company, Novogen Limited.

It is a synthetic analogue based on the phenolic structure of naturally-occurring isoflavones, well known for their range of health benefits when consumed in certain foods.

The drug has been designed as an orally-delivered non-toxic agent for the maintenance of remission in inflammatory bowel disease.

Inflammatory bowel disease, which includes ulcerative colitis and Crohn's disease, affects around 1 in 1000 individuals causing pain, diarrhoea, rectal bleeding, weight loss and fatigue and may progress to bowel perforation. Moreover it is believed that such conditions may predispose affected individuals to colon cancer.

The cause of these diseases is poorly understood and no current management strategy is effective.

 Current treatments do not provide a cure, and all produce significant unwanted side effects.

The disease usually recurs, with relapse rates of up to 80 per cent within the first year post-remission.

On this basis, the most effective management strategy is to devise improved maintenance therapy, treatment regimens which prolong the periods of remission without unwanted side effects.

In animal studies NV-52 has been effective at not only reducing the severity of acute inflammatory events in the bowel, but at inhibiting the initiation of these events.

NV-52 therefore appears to be ideally suited as a maintenance therapy to prevent relapse of disease.

The current study is the first step in the clinical development of the drug and will involve initial testing in healthy human volunteers to determine its safety and the mechanics of accumulation and elimination in humans. Todate it has been demonstrated to be safe and no toxic side effects have been observed in any of the animal studies.

The principal investigator of this study, Professor Laurie Howes, said his team was keen to participate in the development of a drug with the potential to assist in the management of acute inflammatory bowel disease.

"Unlike many other treatments for these diseases, NV-52 appears to be non-toxic," Professor Howes said.

"We have extensive experience in the kinetics and safety profile of this class of compounds and expect that the Phase I goals of safety and tolerability will be met in this study."


Novogen is an Australian biopharmaceutical company specializing in the development of therapeutics based on the isoflavonoid chemical structure. The Company is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases and phenoxodiol, its lead anti-cancer agent is currently in advanced Phase II clinical trialling. The Novogen group of companies includes the listed subsidiary Marshall Edwards Inc. (Nasdaq: MSHL LSE-AIM:MSH).

More information on the Novogen Group can be found at www.novogen.com and www.marshalledwardsinc.com


Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088